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                                                                    Exhibit (i)

                         [ROPES & GRAY LLP LETTERHEAD]

November 8, 2007

Gateway Trust (the "Trust")
399 Boylston Street
Boston, Massachusetts 02116

Dear Ladies and Gentlemen:

   You have informed us that you propose to register under the Securities Act of 1933, as amended (the "Act"), and offer and sell from time to time Class A, Class C and Class Y shares of beneficial interest, without par value, of your Gateway Fund ("Shares"), at not less than net asset value.

   We have examined your Agreement and Declaration of Trust dated May 29, 2007 (the "Declaration of Trust"), on file with the office of the Secretary of the Commonwealth of Massachusetts, and are familiar with the actions taken by your trustees to authorize the issue and sale to the public from time to time of authorized and unissued Shares. We have also examined a copy of your By-Laws, as amended to the date hereof, and such other documents and records as we have deemed necessary for the purpose of this opinion.

   Based on the foregoing, we are of the opinion that:

   1. The beneficial interests in the Gateway Fund series are divided into an unlimited number of Shares.


   2. The issue and sale of the authorized but unissued Shares has been duly authorized under Massachusetts law. Upon the original issue and sale of any of such authorized but unissued Shares and upon receipt of the authorized consideration therefor in an amount not less than the applicable net asset value, the Shares so issued and sold will be validly issued, fully paid and, except as set forth in the following paragraph, nonassessable by the Trust.

   The Trust is an entity of the type commonly known as a "Massachusetts business trust." Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. However, the Declaration of Trust disclaims shareholder liability for acts or obligations of the Trust and requires that a notice of such disclaimer be given in each note, bond, contract, instrument, certificate or undertaking


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Gateway Trust                                                 November 8, 2007

made or issued by or on behalf of the Trust's trustees, officers or otherwise. The Agreement and Declaration of Trust provides that in case any shareholder or former shareholder shall be held to be personally liable solely by reason of his or her being or having been a shareholder of the Trust or of a particular series or class and not because of his or her acts or omissions or for some other reason, the shareholder or former shareholder (or his or her heirs, executors, administrators or other legal representatives or, in the case of a corporation or other entity, its corporate or other general successor) shall be entitled out of the assets of the series (or attributable to the class) of which he or she is or was a shareholder to be held harmless from and indemnified against all loss and expense arising from such liability. Thus, the risk of a shareholder's incurring financial loss on account of shareholder liability is limited to circumstances in which the particular series of which he or she is or was a shareholder would be unable to meet its obligations.

   We understand that this opinion is to be used in connection with the registration of an indefinite number of Shares for offering and sale pursuant to the Act. We consent to the filing of this opinion with and as part of your Registration Statement on Form N-1A (File Nos. 333-144744 and 811-22099) relating to such offering and sale.


                                Very truly yours,

                                /s/ Ropes & Gray LLP
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                                Ropes & Gray LLP


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